

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 5, 2006

Via U.S. mail and facsimile

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re: PGT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Leading Position in the Rapidly Growing U.S. Impact-Resistant Market, page 51</u>

1. We note your response to comment 20 of our letter dated May 15, 2006. Yet, we do not see where you revised your prospectus to disclose your prior response, as requested in the second sentence of our comment. Please revise.

<u>Employment Agreements, page 65</u>

2. We note your response to comment 23 of our letter dated May 15, 2006. Do you have a consulting agreement with Mr. White? If material, please file this agreement as an exhibit.

<u>Item 15. Recent sales of unregistered securities, page II-2</u>

3.   We reissue comment 35 of our letter dated May 15, 2006 as it applies to the third to last paragraph of this section.

Exhibit 5.1

4.   We note the assumption set forth in the last sentence of the fourth paragraph
regarding the new charter. Counsel may not limit its opinion in this manner.
Please revise accordingly.

*   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter that is filed on EDGAR with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her
absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any
questions regarding comments on the financial statements and related matters. Please
contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli
Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Robert B. Pincus, Esq.
        Ms. Allison Land Amorison, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square, P.O. Box 636
        Wilmington, DE 19899-0636

        Mr. Daniel J. Zubkoff, Esq.
        Mr. Noah B. Newitz, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005